

Mail Stop 3561

November 25, 2009

Via U.S. Mail

John C. Wobensmith
President, Secretary and Treasurer
Baltic Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10171

> **Re: Baltic Trading Limited**
> **Amendment No. 1 to Form S-1**
> **Filed November 16, 2009**
> **File No. 333-162456**

Dear Mr. Wobensmith:

　　We have reviewed your responses to the comments in our letter dated November 10, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing on EDGAR.

<u>Registration Statement</u>

<u>General</u>

1. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

<u>Prospectus</u>

<u>Overview, page 1</u>

2. We note your response to our prior comment 5; however, refer to the second sentence of the second paragraph under this heading. Revise to provide support for your statement that your Manager and its affiliates have "considerable" expertise and experience or delete.

Strengths and Foundations of Our Business, page 2

3. We note your response to our prior comment 9 and reissue. Please revise the bullet points here and beginning on page 67 to clarify that your intentions and expectations are speculative. For example, although you may *intend* to maintain an efficient management structure and *expect* to benefit from Genco's strong relationship, these are merely statements of your aspirations and should not convey the impression that you have existing strengths. Please revise each bullet for clarity.

Business Strategy, page 3

4. We note that in response to our prior comment 12, you revised the third bullet to discuss your plans for equity financing. Please provide additional disclosure to explain why your strategy of deploying vessels in the spot market, which is susceptible to cyclicality and volatility, is consistent with maintaining a strong balance sheet. In light of recent fluctuations in spot charter rates, discuss why you believe the spot market, rather than the long-term fixed rate time charter market, for example, will be more effective in maintaining a consistently strong balance sheet. Revise your disclosure on page 68 for consistency.

5. We note your response to our prior comment 13; however, we suggest adding disclosure here and on page 68 to discuss your beliefs regarding the benefits of employing spot market charters, in addition to your plan to utilize equity financing, in the event that the current world economic slump continues or if the US dollar continues to decline.

Management, page 80

6. We note your response to our prior comment 27; however, revise to provide support for your statement that Genco has a "high quality" operating fleet or state as a belief.

Board of Directors and Committees, page 82

7. We note your response to our prior comment 28; however, please revise your disclosure here to provide the names of the independent directors who will be in office prior to the closing of the offering and the definition used for determining independence. Also, if known, disclose the number of additional board members, including independent board members, which your initial board anticipates appointing upon the listing of your common stock on the NYSE.

<u>Security Ownership of Certain Beneficial Owners and Management, page 93</u>

8. We note your response to our prior comment 31; however, please revise to
    provide the date of the information relating to Genco's current beneficial
    ownership of your common stock. Also, refer to the last sentence of footnote 3.
    Please provide a correct cross-reference or revise to discuss the share ownership
    and related pecuniary interests of Messrs. North, Kramer, Polzin, Kaplan and
    Buchanan here.

<u>Exhibit 23.1</u>

9. Amendments should contain currently dated accountants' consents. Manually
    signed consents should be kept on file for five years. Reference is made to Rule
    402 of Regulation C.

                                        * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority,
       declare the filing effective, it does not foreclose the Commission from taking
       any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated
       authority, in declaring the filing effective, does not relieve the company from
       its full responsibility for the adequacy and accuracy of the disclosure in the
       filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Margery Reich at (202) 551-3347 or Beverly Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Thomas E. Molner
        Fax: (212) 715-8000